Exhibit 99.2
Shell plc
Three and nine month periods ended September 30, 2024
Unaudited Condensed Interim Financial Report
Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 3rd QUARTER 2024 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Nine months
Q3 2024	Q2 2024	Q3 2023	%¹		Reference	2024	2023	%
4,291	3,517	7,044	+22	Income/(loss) attributable to Shell plc shareholders		15,166	18,887	-20
6,028	6,293	6,224	-4	Adjusted Earnings	A	20,055	20,944	-4
16,005	16,806	16,336	-5	Adjusted EBITDA	A	51,523	52,204	-1
14,684	13,508	12,332	+9	Cash flow from operating activities		41,522	41,622	—
(3,857)	(3,338)	(4,827)		Cash flow from investing activities		(10,723)	(12,080)
10,827	10,170	7,505		Free cash flow	G	30,799	29,542
4,950	4,719	5,649		Cash capital expenditure	C	14,161	17,280
9,570	8,950	10,097	+7	Operating expenses	F	27,517	29,062	-5
8,864	8,651	9,735	+2	Underlying operating expenses	F	26,569	28,635	-7
12.8%	12.8%	13.9%		ROACE[2]	D	12.8%	13.9%
76,613	75,468	82,147		Total debt	E	76,613	82,147
35,234	38,314	40,470		Net debt	E	35,234	40,470
15.7%	17.0%	17.3%		Gearing	E	15.7%	17.3%
2,801	2,817	2,706	-1	Oil and gas production available for sale (thousand boe/d)		2,843	2,779	+2
0.69	0.55	1.06	+25	Basic earnings per share ($)		2.39	2.78	-14
0.96	0.99	0.93	-3	Adjusted Earnings per share ($)	B	3.16	3.08	+3
0.3440	0.3440	0.3310	—	Dividend per share ($)		1.0320	0.9495	+9
1.Q3 on Q2 change
2.Effective first quarter 2024, the definition has been amended and comparative information has been revised. See Reference D.
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the second quarter 2024, reflected lower refining margins, lower realised oil prices and higher operating expenses partly offset by favourable tax movements, and higher Integrated Gas volumes.
Third quarter 2024 income attributable to Shell plc shareholders also included unfavourable movements relating to an accounting mismatch due to fair value accounting of commodity derivatives, charges related to redundancy and restructuring, and net impairment charges and reversals. These items are included in identified items amounting to a net loss of $1.3 billion in the quarter. This compares with identified items in the second quarter 2024 which amounted to a net loss of $2.7 billion.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of positive $0.5 billion.
Cash flow from operating activities for the third quarter 2024 was $14.7 billion, and primarily driven by Adjusted EBITDA, and working capital inflows of $2.7 billion partly offset by tax payments of $3.0 billion. The working capital inflow mainly reflected inventory movements due to lower oil prices and lower volumes.
Cash flow from investing activities for the quarter was an outflow of $3.9 billion, and included cash capital expenditure of $4.9 billion.
Net debt and Gearing: At the end of the third quarter 2024, net debt was $35.2 billion, compared with $38.3 billion at the end of the second quarter 2024, mainly reflecting free cash flow, partly offset by share buybacks, cash dividends paid to Shell plc shareholders, lease additions and interest payments. Gearing was 15.7% at the end of the third quarter 2024, compared with 17.0% at the end of the second quarter 2024, mainly driven by lower net debt.
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Shareholder distributions
Total shareholder distributions in the quarter amounted to $5.7 billion comprising repurchases of shares of $3.5 billion and cash dividends paid to Shell plc shareholders of $2.2 billion. Dividends declared to Shell plc shareholders for the third quarter 2024 amount to $0.3440 per share. Shell has now completed $3.5 billion of share buybacks announced in the second quarter 2024 results announcement. Today, Shell announces a share buyback programme of $3.5 billion which is expected to be completed by the fourth quarter 2024 results announcement.
Nine Months Analysis1
Income attributable to Shell plc shareholders, compared with the first nine months 2023, reflected lower refining margins, lower LNG trading and optimisation margins, lower realised LNG and gas prices as well as lower trading and optimisation margins of power and pipeline gas in Renewables and Energy Solutions, partly offset by lower operating expenses, higher Marketing margins and volumes, higher realised Chemicals margins, and higher Integrated Gas and Upstream volumes.
First nine months 2024 income attributable to Shell plc shareholders also included net impairment charges and reversals, reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures, unfavourable movements relating to an accounting mismatch due to fair value accounting of commodity derivatives, and charges related to redundancy and restructuring, partly offset by favourable differences in exchange rates and inflationary adjustments on deferred tax. These charges, reclassifications and movements are included in identified items amounting to a net loss of $4.6 billion. This compares with identified items in the first nine months 2023 which amounted to a net loss of $2.2 billion.
Adjusted Earnings and Adjusted EBITDA2 for the first nine months 2024 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of positive $0.3 billion.
Cash flow from operating activities for the first nine months 2024 was $41.5 billion, and primarily driven by Adjusted EBITDA, the timing impact of payments relating to emission certificates and biofuel programmes of $1.2 billion and cash inflows relating to commodity derivatives of $1.2 billion, partly offset by tax payments of $9.1 billion, and working capital outflow of $0.3 billion.
Cash flow from investing activities for the first nine months 2024 was an outflow of $10.7 billion and included cash capital expenditure of $14.2 billion, partly offset by divestment proceeds of $2.0 billion, and interest received of $1.8 billion.
This Unaudited Condensed Interim Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors 3 .
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
3.Not incorporated by reference.
THIRD QUARTER 2024 PORTFOLIO DEVELOPMENTS
Integrated Gas
In July 2024, we announced the final investment decision (FID) on the Manatee project, an undeveloped gas field in the East Coast Marine Area (ECMA) in Trinidad and Tobago.
In July 2024, we signed an agreement to invest in the Abu Dhabi National Oil Company’s (ADNOC) Ruwais LNG project in Abu Dhabi through a 10% participating interest. The Ruwais LNG project will consist of two 4.8 mtpa LNG liquefaction trains with a total capacity of 9.6 mtpa.
In August 2024, Arrow Energy, an incorporated joint venture between Shell (50%) and PetroChina (50%), announced plans to develop Phase 2 of Arrow Energy’s Surat Gas Project in Queensland, Australia. The gas from the project will flow to the Shell-operated QCLNG LNG (joint venture between Shell (73.75%), CNOOC (25%) and MidOcean Energy (1.25%)) facility on Curtis Island, near Gladstone.

Upstream
In July 2024, the operator of the Jerun field in Malaysia, SapuraOMV Upstream Sdn Bhd, announced that first gas has been achieved. Jerun is operated by SapuraOMV Upstream (40%) in partnership with Sarawak Shell Berhad (30%) and PETRONAS Carigali Sdn Bhd (30%).
In August 2024, we announced the FID on a 'waterflood' project at our Vito asset in the US Gulf of Mexico. Water will be injected into the reservoir formation to displace additional oil.
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Marketing
In July 2024, we announced that we are temporarily pausing on-site construction work at our 820,000 tonnes a year biofuels facility at the Shell Energy and Chemicals Park Rotterdam in the Netherlands to address project delivery and ensure future competitiveness given current market conditions.
Renewables and Energy Solutions
In October 2024, we signed an agreement to acquire a 100% equity stake in RISEC Holdings, LLC (RISEC), which owns a 609-megawatt (MW) two-unit combined-cycle gas turbine power plant in Rhode Island, USA. The transaction is subject to regulatory approvals and is expected to close in the first quarter 2025.
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PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million		Nine months
Q3 2024	Q2 2024	Q3 2023	%¹		Reference	2024	2023	%
2,631	2,454	2,156	+7	Segment earnings		7,846	5,325	+47
(240)	(220)	(375)		Of which: Identified items	A	(1,379)	(4,625)
2,871	2,675	2,531	+7	Adjusted Earnings	A	9,225	9,951	-7
5,234	5,039	4,874	+4	Adjusted EBITDA	A	16,410	17,189	-5
3,623	4,183	4,009	-13	Cash flow from operating activities	A	12,518	13,923	-10
1,236	1,151	1,099		Cash capital expenditure	C	3,429	3,000
136	137	122	-1	Liquids production available for sale (thousand b/d)		137	134	+2
4,669	4,885	4,517	-4	Natural gas production available for sale (million scf/d)		4,835	4,744	+2
941	980	900	-4	Total production available for sale (thousand boe/d)		971	952	+2
7.50	6.95	6.88	+8	LNG liquefaction volumes (million tonnes)		22.03	21.23	+4
17.04	16.41	16.01	+4	LNG sales volumes (million tonnes)		50.32	49.01	+3
1.Q3 on Q2 change
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Segment earnings, compared with the second quarter 2024, reflected higher LNG liquefaction volumes (increase of $237 million).
Third quarter 2024 segment earnings also included unfavourable movements of $213 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. These unfavourable movements are part of identified items and compare with the second quarter 2024 which included a charge of $122 million due to unrecoverable indirect tax receivables, and unfavourable movements of $98 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by tax payments of $814 million, net cash outflows related to derivatives of $373 million and working capital outflows of $247 million.
Total oil and gas production, compared with the second quarter 2024, decreased by 4% mainly due to production-sharing contract effects, and higher maintenance in Trinidad and Tobago. LNG liquefaction volumes increased by 8% mainly due to higher feedgas supply in Nigeria, and Trinidad and Tobago.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2023, reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (decrease of $1,787 million), partly offset by higher volumes (increase of $513 million), lower operating expenses (decrease of $171 million), and favourable deferred tax movements ($168 million).
First nine months 2024 segment earnings also included unfavourable movements of $1,198 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. These unfavourable movements are part of identified items and compare with the first nine months 2023 which included unfavourable movements of $2,821 million due to the fair value accounting of commodity derivatives, and net impairment charges and reversals of $1,700 million. As part of Shell's normal
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business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months 2024 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $2,320 million and net cash outflows related to derivatives of $1,586 million.
Total oil and gas production, compared with the first nine months 2023, increased by 2% mainly due to ramp-up of fields in Oman and Australia, and lower maintenance in Australia. LNG liquefaction volumes increased by 4% mainly due to lower unplanned maintenance in Australia.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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UPSTREAM

Quarters				$ million		Nine months
Q3 2024	Q2 2024	Q3 2023	%¹		Reference	2024	2023	%
2,289	2,179	1,999	+5	Segment earnings		6,741	6,388	+6
(153)	(157)	(238)		Of which: Identified items	A	28	(357)
2,443	2,336	2,237	+5	Adjusted Earnings	A	6,712	6,746	0
7,871	7,829	7,433	+1	Adjusted EBITDA	A	23,588	22,750	+4
5,268	5,739	5,336	-8	Cash flow from operating activities	A	16,734	15,663	+7
1,974	1,829	2,007		Cash capital expenditure	C	5,813	5,906
1,321	1,297	1,311	+2	Liquids production available for sale (thousand b/d)		1,316	1,313	—
2,844	2,818	2,564	+1	Natural gas production available for sale (million scf/d)		2,933	2,687	+9
1,811	1,783	1,753	+2	Total production available for sale (thousand boe/d)		1,822	1,776	+3
1.Q3 on Q2 change
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Segment earnings, compared with the second quarter 2024, reflected lower well write-offs (decrease of $139 million), favourable tax movements ($96 million), lower operating expenses (decrease of $63 million), and lower depreciation charges (decrease of $57 million), partly offset by lower realised liquids prices (decrease of $304 million).
Third quarter 2024 segment earnings also included charges of $138 million related to redundancy and restructuring and charges of $104 million related to decommissioning provisions. These charges are part of identified items, and compare with the second quarter 2024 which included a loss of $143 million related to the impact of the weakening Brazilian real on a deferred tax position, and a loss of $122 million related to a tax settlement in Brazil, partly offset by a gain of $139 million related to the impact of inflationary adjustments in Argentina on a deferred tax position.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by tax payments of $2,074 million.
Total production, compared with the second quarter 2024, increased mainly due to new oil production.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2023, reflected unfavourable tax movements ($351 million), higher well write-offs (increase of $327 million) and the net impact of lower realised gas and higher realised liquids prices (decrease of $278 million), partly offset by the comparative favourable impact of $910 million mainly relating to gas storage effects.

First nine months 2024 segment earnings also included gains of $676 million related to the impact of inflationary adjustments in Argentina on a deferred tax position, partly offset by charges of $179 million related to redundancy and restructuring, net impairment charges and reversals of $171 million and a loss of $164 million related to the impact of the weakening Brazilian real on a deferred tax position. These gains and charges are part of identified items, and compare with the first nine months 2023 which included charges of $188 million from impairments, legal provisions of $169 million and deferred tax charges of $132 million due to amendments to IAS 12, partly offset by favourable movements of $106 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months 2024 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $5,832 million.
Total production, compared with the first nine months 2023, increased mainly due to new oil production, partly offset by field decline.
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1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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MARKETING

Quarters				$ million		Nine months
Q3 2024	Q2 2024	Q3 2023	%¹		Reference	2024	2023	%
760	257	629	+196	Segment earnings[2]		1,791	2,832	-37
(422)	(825)	(12)		Of which: Identified items[2]	A	(1,255)	314
1,182	1,082	641	+9	Adjusted Earnings[2]	A	3,046	2,518	+21
2,081	1,999	1,453	+4	Adjusted EBITDA[2]	A	5,767	4,837	+19
2,722	1,958	397	+39	Cash flow from operating activities[2]	A	5,999	3,794	+58
525	644	959		Cash capital expenditure[2]	C	1,634	4,406
2,945	2,868	3,138	+3	Marketing sales volumes (thousand b/d)[2]		2,859	3,062	-7
1.Q3 on Q2 change
2.Wholesale commercial fuels, previously reported in the Chemicals and Products segment, is reported in the Marketing segment (Mobility) with effect from Q1 2024. Comparative information for the Marketing segment and the Chemicals and Products segment has been revised.
The Marketing segment comprises the Mobility, Lubricants, and Sectors and Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services and the Wholesale commercial fuels business which provides fuels for transport, industry and heating. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors and Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, and agricultural sectors.
Quarter Analysis1
Segment earnings, compared with the second quarter 2024, reflected higher Marketing margins (increase of $139 million) mainly driven by improved Mobility unit margins and impact of seasonally higher volumes partly offset by lower lubricants and Sectors and Decarbonisation margins. Segment earnings also reflected favourable tax movements ($55 million). These were partly offset by higher operating expenses (increase of $63 million).
Third quarter 2024 segment earnings also included impairment charges of $179 million, charges of $98 million related to redundancy and restructuring, and net losses of $84 million related to sale of assets. These charges and unfavourable movements are part of identified items, and compare with the second quarter 2024 impairment charges of $783 million mainly relating to an asset in the Netherlands, and charges of $50 million related to redundancy and restructuring.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, working capital inflows of $792 million, and the timing impact of payments relating to emission certificates and biofuel programmes of $427 million. These inflows were partly offset by non-cash cost of supplies adjustment of $334 million and tax payments of $241 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the second quarter 2024, increased mainly due to seasonality.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2023, reflected higher Marketing margins (increase of $582 million) including higher unit margins in Mobility, Lubricants and higher Sectors and Decarbonisation margins. Segment earnings also reflected lower operating expenses (decrease of $170 million). These were partly offset by higher depreciation charges (increase of $128 million) mainly due to asset acquisitions, and unfavourable tax movements ($94 million).
First nine months 2024 segment earnings also included impairment charges of $965 million mainly relating to an asset in the Netherlands, charges of $163 million related to redundancy and restructuring, and net losses of $140 million related to the sale of assets. These charges are part of identified items and compare with the first nine months 2023 which included gains of $298 million related to indirect tax credits, and favourable movements of $60 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months 2024 was primarily driven by Adjusted EBITDA, the timing impact of payments relating to emission certificates and biofuel programmes of $966 million, and working capital inflows of
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$153 million. These inflows were partly offset by tax payments of $432 million, and non-cash cost of supplies adjustment of $256 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first nine months 2023, decreased mainly in Mobility including increased focus on value over volume.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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CHEMICALS AND PRODUCTS

Quarters				$ million		Nine months
Q3 2024	Q2 2024	Q3 2023	%¹		Reference	2024	2023	%
341	587	1,250	-42	Segment earnings[2]		2,085	3,310	-37
(122)	(499)	(213)		Of which: Identified items[2]	A	(1,078)	(278)
463	1,085	1,463	-57	Adjusted Earnings[2]	A	3,163	3,588	-12
1,240	2,242	2,661	-45	Adjusted EBITDA[2]	A	6,308	6,819	-7
3,321	2,249	2,862	+48	Cash flow from operating activities[2]	A	5,221	6,364	-18
761	638	837		Cash capital expenditure[2]	C	1,898	2,027
1,305	1,429	1,334	-9	Refinery processing intake (thousand b/d)		1,388	1,360	+2
3,015	3,052	2,998	-1	Chemicals sales volumes (thousand tonnes)		8,950	8,656	+3
1.Q3 on Q2 change
2.Wholesale commercial fuels, previously reported in the Chemicals and Products segment, is reported in the Marketing segment (Mobility) with effect from Q1 2024. Comparative information for the Marketing segment and the Chemicals and Products segment has been revised.
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Segment earnings, compared with the second quarter 2024, reflected lower Products margins (decrease of $492 million) mainly driven by lower refining margins and lower margins from trading and optimisation. Segment earnings also reflected lower Chemicals margins (decrease of $189 million) mainly due to lower utilisation and lower realised prices. In addition, the third quarter 2024 reflected higher operating expenses (increase of $88 million). These were partly offset by favourable tax movements ($133 million).
Third quarter 2024 segment earnings also included charges of $101 million related to redundancy and restructuring, and net impairment charges and reversals of $92 million, partly offset by favourable movements of $95 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. These charges and favourable movements are part of identified items, and compare with the second quarter 2024 which included net impairment charges and reversals of $708 million mainly relating to assets in Singapore, partly offset by favourable movements of $156 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the third quarter 2024, Chemicals had negative Adjusted Earnings of $111 million and Products had positive Adjusted Earnings of $573 million.
Cash flow from operating activities for the quarter was primarily driven by working capital inflows of $2,131 million, Adjusted EBITDA, cash inflows relating to commodity derivatives of $88 million and dividends (net of profits) from joint ventures and associates of $63 million. These inflows were partly offset by non-cash cost of supplies adjustment of $331 million.
Chemicals manufacturing plant utilisation was 76% compared with 80% in the second quarter 2024, due to higher planned and unplanned maintenance.
Refinery utilisation was 81% compared with 92% in the second quarter 2024, due to higher planned and unplanned maintenance.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2023, reflected lower Products margins (decrease of $1,458 million) mainly driven by lower refining margins and lower margins from trading and optimisation. Segment earnings also included unfavourable tax movements ($106 million). These were partly offset by higher Chemicals margins (increase of $516 million) due to higher realised prices and higher utilisation. In addition, the first nine months 2024 reflected lower operating expenses (decrease of $658 million).
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First nine months 2024 segment earnings also included net impairment charges and reversals of $952 million mainly relating to assets in Singapore, charges of $139 million related to redundancy and restructuring, and unfavourable movements of $69 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. These charges and unfavourable movements are part of identified items, and compare with the first nine months 2023 which included losses of $227 million from net impairments and reversals, legal provisions of $74 million and favourable movements of $75 million related to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the first nine months 2024, Chemicals had negative Adjusted Earnings of $174 million and Products had positive Adjusted Earnings of $3,337 million.
Cash flow from operating activities for the first nine months 2024 was primarily driven by Adjusted EBITDA, the timing impact of payments relating to emission certificates and biofuel programmes of $257 million, and dividends (net of profits) from joint ventures and associates of $165 million. These inflows were partly offset by working capital outflows of $869 million, cash outflows relating to legal provisions of $203 million, tax payments of $182 million, and non-cash cost of supplies adjustment of $182 million.
Chemicals manufacturing plant utilisation was 77% compared with 70% in the first nine months 2023, mainly due to economic optimisation in the first nine months 2023. The increase was also driven by ramp-up of Shell Polymers Monaca and lower unplanned maintenance in the first nine months 2024.
Refinery utilisation was 88% compared with 87% in the first nine months 2023.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Nine months
Q3 2024	Q2 2024	Q3 2023	%¹		Reference	2024	2023	%
(481)	(75)	616	-538	Segment earnings		(3)	3,361	-100
(319)	112	667		Of which: Identified items	A	183	2,778
(162)	(187)	(51)	+13	Adjusted Earnings	A	(186)	583	-132
(75)	(91)	101	+18	Adjusted EBITDA	A	101	1,229	-92
(364)	847	(34)	-143	Cash flow from operating activities	A	2,948	4,249	-31
409	425	659		Cash capital expenditure	C	1,272	1,655
79	74	76	+7	External power sales (terawatt hours)[2]		230	211	+9
148	148	170	0	Sales of pipeline gas to end-use customers (terawatt hours)[3]		487	563	-14
1.Q3 on Q2 change
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes activities such as renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Segment earnings, compared with the second quarter 2024, reflected lower margins (decrease of $86 million) mainly due to lower trading and optimisation in the Americas, partly offset by slightly higher trading and optimisation in Europe.
Third quarter 2024 segment earnings also included unfavourable movements of $279 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. These unfavourable movements are part of identified items and compare with the second quarter 2024 which included favourable movements of $223 million due to the fair value accounting of commodity derivatives and impairment charges of $155 million. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by working capital outflows of $136 million, net cash outflows related to derivatives of $107 million, and Adjusted EBITDA.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2023, reflected lower margins (decrease of $1,236 million) mainly from trading and optimisation primarily in Europe due to lower volatility and lower prices, partly offset by lower operating expenses (decrease of $427 million).
First nine months 2024 segment earnings also included favourable movements of $250 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, partly offset by net impairment charges and reversals of $89 million. These favourable movements and charges are part of identified items and compare with the first nine months 2023 which included favourable movements of $2,632 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. Most Renewables and Energy Solutions activities were loss-making for the first nine months 2024, which was partly offset by positive Adjusted Earnings from trading and optimisation.
Cash flow from operating activities for the first nine months 2024 was primarily driven by net cash inflows related to derivatives of $2,479 million, working capital inflows of $570 million, and Adjusted EBITDA, partly offset by tax payments of $415 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
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2.Adjusted EBITDA is without taxation.
Additional Growth Measures

Quarters					Nine months
Q3 2024	Q2 2024	Q3 2023	%¹		2024	2023	%
				Renewable power generation capacity (gigawatt):
3.4	3.3	2.5	+2	– In operation[2]	3.4	2.5	+37
3.9	3.8	4.9	+3	– Under construction and/or committed for sale[3]	3.9	4.9	-20
1.Q3 on Q2 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained.

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CORPORATE

Quarters			$ million		Nine months
Q3 2024	Q2 2024	Q3 2023		Reference	2024	2023
(647)	(1,656)	(497)	Segment earnings[1]		(2,656)	(2,315)
(3)	(1,080)	22	Of which: Identified items	A	(1,069)	(50)
(643)	(576)	(519)	Adjusted Earnings[1]	A	(1,588)	(2,266)
(346)	(213)	(186)	Adjusted EBITDA[1]	A	(650)	(619)
115	(1,468)	(238)	Cash flow from operating activities	A	(1,898)	(2,372)
1.From the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments.
The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio. All finance expense, income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Segment earnings, compared with the second quarter 2024, reflected unfavourable movements in currency exchange rate effects, partly offset by favourable tax movements.
Second quarter 2024 segment earnings also included reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income. This non-cash reclassification is part of identified items.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects and higher operating expenses.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2023, were primarily driven by favourable tax movements and favourable net interest movements.
First nine months 2024 segment earnings also included reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These reclassifications are included in identified items.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
OUTLOOK FOR THE FOURTH QUARTER 2024
For Full year 2023 cash capital expenditure was $24 billion. Cash capital expenditure for full year 2024 is expected to be below $22 billion.
Integrated Gas production is expected to be approximately 900 - 960 thousand boe/d. Fourth quarter 2024 outlook reflects scheduled maintenance at Pearl GTL in Qatar. LNG liquefaction volumes are expected to be approximately 6.9 - 7.5 million tonnes.
Upstream production is expected to be approximately 1,750 - 1,950 thousand boe/d.
Marketing sales volumes are expected to be approximately 2,550 - 3,050 thousand b/d.
Refinery utilisation is expected to be approximately 75% - 83%. Chemicals manufacturing plant utilisation is expected to be approximately 72% - 80%.
In the fourth quarter 2023, Corporate Adjusted Earnings were a net expense of $609 million1. Corporate Adjusted Earnings2 are expected to be a net expense of approximately $600 - $800 million in the fourth quarter 2024.
1.From the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments.
2.For the definition of Adjusted Earnings and the most comparable GAAP measure please see reference A.
Shell plc            Unaudited Condensed Interim Financial Report            15

FORTHCOMING EVENTS

Date	Event
January 30, 2025	Fourth quarter 2024 results and dividends
March 13, 2025	Publication of Annual Report and Accounts and filing of Form 20-F for the year ended December 31, 2024
May 2, 2025	First quarter 2025 results and dividends
July 31, 2025	Second quarter 2025 results and dividends
October 30, 2025	Third quarter 2025 results and dividends
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
71,089	74,463	76,350	Revenue[1]	218,031	237,888
933	898	747	Share of profit/(loss) of joint ventures and associates	3,150	2,957
440	(305)	913	Interest and other income/(expenses)[2]	1,042	2,207
72,462	75,057	78,011	Total revenue and other income/(expenses)	222,222	243,052
48,225	49,417	49,144	Purchases	144,509	158,138
6,138	5,593	6,384	Production and manufacturing expenses	17,541	18,433
3,139	3,094	3,447	Selling, distribution and administrative expenses	9,208	9,811
294	263	267	Research and development	768	817
305	496	436	Exploration	1,551	1,283
5,916	7,555	5,911	Depreciation, depletion and amortisation[2]	19,352	20,069
1,174	1,235	1,131	Interest expense	3,573	3,507
65,190	67,653	66,720	Total expenditure	196,502	212,058
7,270	7,404	11,291	Income/(loss) before taxation	25,717	30,993
2,879	3,754	4,115	Taxation charge/(credit)[2]	10,237	11,891
4,391	3,650	7,176	Income/(loss) for the period	15,480	19,102
100	133	132	Income/(loss) attributable to non-controlling interest	314	215
4,291	3,517	7,044	Income/(loss) attributable to Shell plc shareholders	15,166	18,887
0.69	0.55	1.06	Basic earnings per share ($)[3]	2.39	2.78
0.68	0.55	1.05	Diluted earnings per share ($)[3]	2.36	2.75
1.    See Note 2 “Segment information”.
2.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3    See Note 4 “Earnings per share”.
Shell plc            Unaudited Condensed Interim Financial Report            17

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
4,391	3,650	7,176	Income/(loss) for the period	15,480	19,102
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
2,947	698	(1,460)	– Currency translation differences[1]	1,651	(1,174)
35	(12)	1	– Debt instruments remeasurements	16	13
(75)	14	141	– Cash flow hedging gains/(losses)	(7)	61
—	—	—	– Net investment hedging gains/(losses)	—	(44)
(2)	(6)	(39)	– Deferred cost of hedging	(22)	(94)
35	(50)	(72)	– Share of other comprehensive income/(loss) of joint ventures and associates	(27)	(118)
2,940	644	(1,429)	Total	1,610	(1,357)
			Items that are not reclassified to income in later periods:
419	310	180	– Retirement benefits remeasurements	1,169	125
80	(81)	(38)	– Equity instruments remeasurements	77	(15)
(53)	44	17	– Share of other comprehensive income/(loss) of joint ventures and associates	1	(15)
446	273	159	Total	1,247	95
3,386	917	(1,270)	Other comprehensive income/(loss) for the period	2,857	(1,262)
7,777	4,567	5,906	Comprehensive income/(loss) for the period	18,337	17,840
177	123	149	Comprehensive income/(loss) attributable to non-controlling interest	357	217
7,600	4,443	5,757	Comprehensive income/(loss) attributable to Shell plc shareholders	17,981	17,622
1.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

Shell plc            Unaudited Condensed Interim Financial Report            18

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	September 30, 2024	December 31, 2023
Assets
Non-current assets
Goodwill	16,600	16,660
Other intangible assets	8,188	10,253
Property, plant and equipment	191,721	194,835
Joint ventures and associates	25,764	24,457
Investments in securities	3,062	3,246
Deferred tax	6,114	6,454
Retirement benefits[1]	10,564	9,151
Trade and other receivables	6,883	6,298
Derivative financial instruments²	498	801
	269,394	272,155
Current assets
Inventories	24,143	26,019
Trade and other receivables	46,782	53,273
Derivative financial instruments²	10,233	15,098
Cash and cash equivalents	42,252	38,774
	123,411	133,164
Assets classified as held for sale[1]	2,144	951
	125,555	134,115
Total assets	394,949	406,270
Liabilities
Non-current liabilities
Debt	64,597	71,610
Trade and other payables	3,864	3,103
Derivative financial instruments²	1,749	2,301
Deferred tax	15,487	15,347
Retirement benefits[1]	7,110	7,549
Decommissioning and other provisions	22,979	22,531
	115,786	122,441
Current liabilities
Debt	12,015	9,931
Trade and other payables	61,076	68,237
Derivative financial instruments²	6,775	9,529
Income taxes payable	4,289	3,422
Decommissioning and other provisions	4,171	4,041
	88,327	95,160
Liabilities directly associated with assets classified as held for sale[1]	1,298	307
	89,625	95,467
Total liabilities	205,411	217,908
Equity attributable to Shell plc shareholders	187,673	186,607
Non-controlling interest	1,865	1,755
Total equity	189,538	188,362
Total liabilities and equity	394,949	406,270
1.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 7 “Derivative financial instruments and debt excluding lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2024	544	(997)	21,145	165,915	186,607	1,755	188,362
Comprehensive income/(loss) for the period	—	—	2,815	15,166	17,981	357	18,337
Transfer from other comprehensive income	—	—	166	(166)	—	—	—
Dividends³	—	—	—	(6,556)	(6,556)	(242)	(6,798)
Repurchases of shares[4]	(25)	—	25	(10,536)	(10,536)	—	(10,536)
Share-based compensation	—	542	(24)	(400)	119	—	119
Other changes	—	—	—	60	60	(5)	55
At September 30, 2024	519	(456)	24,127	163,482	187,673	1,865	189,538
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income/(loss) for the period	—	—	(1,263)	18,886	17,622	217	17,840
Transfer from other comprehensive income	—	—	(111)	111	—	—	—
Dividends[3]	—	—	—	(6,193)	(6,193)	(636)	(6,829)
Repurchases of shares[4]	(30)	—	30	(11,058)	(11,058)	—	(11,058)
Share-based compensation	—	466	(18)	(100)	349	—	349
Other changes	—	—	—	8	8	37	45
At September 30, 2023	555	(261)	19,769	171,136	191,199	1,745	192,943
1.    See Note 5 “Share capital”.
2.    See Note 6 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            20

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
7,270	7,404	11,291	Income before taxation for the period	25,717	30,993
			Adjustment for:
554	619	513	– Interest expense (net)	1,749	1,789
5,916	7,555	5,911	– Depreciation, depletion and amortisation[1]	19,352	20,069
150	269	186	– Exploration well write-offs	973	626
154	(143)	74	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	—	(24)
(933)	(898)	(747)	– Share of (profit)/loss of joint ventures and associates	(3,150)	(2,957)
860	792	749	– Dividends received from joint ventures and associates	2,390	2,529
2,705	(954)	(3,151)	– (Increase)/decrease in inventories	1,143	2,237
4,057	1,965	(1,126)	– (Increase)/decrease in current receivables	5,827	13,105
(4,096)	(1,269)	4,498	– Increase/(decrease) in current payables[2]	(7,314)	(10,881)
735	253	(2,807)	– Derivative financial instruments	2,373	(6,050)
125	(332)	1	– Retirement benefits	(267)	31
359	(332)	282	– Decommissioning and other provisions[2]	(572)	(210)
(144)	2,027	(150)	– Other[1]	2,392	474
(3,028)	(3,448)	(3,191)	Tax paid	(9,092)	(10,108)
14,684	13,508	12,332	Cash flow from operating activities	41,522	41,622
(4,690)	(4,445)	(5,259)	Capital expenditure	(13,114)	(16,033)
(222)	(261)	(350)	Investments in joint ventures and associates	(983)	(1,093)
(38)	(13)	(40)	Investments in equity securities	(63)	(154)
(4,950)	(4,719)	(5,649)	Cash capital expenditure	(14,161)	(17,280)
94	710	184	Proceeds from sale of property, plant and equipment and businesses	1,128	2,024
94	57	68	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	284	425
6	2	7	Proceeds from sale of equity securities	576	28
593	648	586	Interest received	1,818	1,555
1,074	883	701	Other investing cash inflows	2,814	3,308
(769)	(920)	(724)	Other investing cash outflows	(3,183)	(2,141)
(3,857)	(3,338)	(4,827)	Cash flow from investing activities	(10,723)	(12,080)
(89)	(179)	88	Net increase/(decrease) in debt with maturity period within three months	(375)	(185)
			Other debt:
78	132	187	– New borrowings	377	964
(1,322)	(4,154)	(3,368)	– Repayments	(7,008)	(6,596)
(979)	(1,287)	(1,049)	Interest paid	(3,177)	(3,076)
652	(115)	(26)	Derivative financial instruments	239	22
—	(1)	6	Change in non-controlling interest	(5)	(22)
			Cash dividends paid to:
(2,167)	(2,177)	(2,179)	– Shell plc shareholders	(6,554)	(6,192)
(92)	(82)	(51)	– Non-controlling interest	(242)	(636)
(3,537)	(3,958)	(2,725)	Repurchases of shares	(10,319)	(10,640)
6	(24)	(30)	Shares held in trust: net sales/(purchases) and dividends received	(480)	(176)
(7,452)	(11,846)	(9,147)	Cash flow from financing activities	(27,545)	(26,535)
729	(126)	(421)	Effects of exchange rate changes on cash and cash equivalents	224	(222)
4,105	(1,801)	(2,063)	Increase/(decrease) in cash and cash equivalents	3,478	2,785
38,148	39,949	45,094	Cash and cash equivalents at beginning of period	38,774	40,246
42,252	38,148	43,031	Cash and cash equivalents at end of period	42,252	43,031
1. See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
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2.To further enhance consistency between working capital and the Balance Sheet and the Statement of Cash Flows, from January 1, 2024, onwards movements in current other provisions are recognised in 'Decommissioning and other provisions' instead of 'Increase/(decrease) in current payables'. Comparatives for the third quarter 2023 and the nine months 2023 have been reclassified accordingly by $212 million and $40 million respectively to conform with current period presentation.
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 244 to 316) for the year ended December 31, 2023, as filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 217 to 290) for the year ended December 31, 2023 as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2023, were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
2.    Segment information
REVENUE AND CCS EARNINGS BY SEGMENT
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
From the first quarter 2024, Wholesale commercial fuels forms part of Mobility with inclusion in the Marketing segment (previously Chemicals and Products segment). The change in segmentation reflects the increasing alignment between the economic characteristics of wholesale commercial fuels and other Mobility businesses, and is consistent with changes in the information provided to the Chief Operating Decision Maker. Prior period comparatives have been revised to conform with current year presentation with an offsetting impact between the Marketing and the Chemicals and Products segment (see below). Also, from the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments (see below).

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Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
			Third-party revenue
9,748	9,052	8,338	Integrated Gas	27,996	27,208
1,605	1,590	1,617	Upstream	4,954	5,212
30,519	32,005	35,236	Marketing[2]	92,564	98,799
22,608	24,583	22,119	Chemicals and Products[2]	70,926	72,121
6,599	7,222	9,032	Renewables and Energy Solutions	21,558	34,517
10	11	7	Corporate	33	31
71,089	74,463	76,350	Total third-party revenue[1]	218,031	237,888
			Inter-segment revenue
2,131	2,157	2,472	Integrated Gas	6,691	8,946
9,618	10,102	10,277	Upstream	30,008	30,282
1,235	1,363	1,456	Marketing[2]	3,953	4,056
9,564	9,849	11,942	Chemicals and Products[2]	29,725	32,653
1,131	957	894	Renewables and Energy Solutions	3,093	3,140
—	—	—	Corporate	—	—
			CCS earnings
2,631	2,454	2,156	Integrated Gas	7,846	5,325
2,289	2,179	1,999	Upstream	6,741	6,388
760	257	629	Marketing[2]	1,791	2,832
341	587	1,250	Chemicals and Products[2]	2,085	3,310
(481)	(75)	616	Renewables and Energy Solutions	(3)	3,361
(647)	(1,656)	(497)	Corporate[3]	(2,656)	(2,315)
4,894	3,747	6,152	Total CCS earnings[4]	15,804	18,901
1.Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives.
2.From January 1, 2024, onwards Wholesale commercial fuels has been reallocated from the Chemicals and Products segment to the Marketing segment. Comparatives for the third quarter 2023 and the nine months 2023 have been reclassified accordingly, by $5,659 million and $16,369 million respectively for Third-party revenue and by $(73) million and $22 million respectively for CCS earnings to conform with current period presentation. For Inter-segment revenue the reallocation and revision of comparative figures for the third quarter 2023 and the nine months 2023 led to an increase in inter-segment revenue in the Marketing segment of $1,302 million and $3,616 million respectively and an increase in the Chemicals and Products segment of $11,373 million and $31,011 million respectively.
3.From January 1, 2024, onwards costs for Shell's centrally managed longer-term innovation portfolio are reported as part of the Corporate segment. Prior period comparatives for Corporate for the third quarter 2023 and the nine months 2023 have been revised by $37 million and $91 million respectively, with a net offsetting impact in all other segments to conform with current period presentation.
4.See Note 3 "Reconciliation of income for the period to CCS Earnings, Operating expenses and Total Debt".

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.
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Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
			Capital expenditure
1,090	1,024	958	Integrated Gas	2,971	2,458
1,998	1,769	2,013	Upstream	5,533	5,701
488	644	935	Marketing[1]	1,559	4,358
748	601	761	Chemicals and Products[1]	1,822	1,944
327	377	523	Renewables and Energy Solutions	1,124	1,382
39	30	68	Corporate	104	190
4,690	4,445	5,259	Total capital expenditure	13,114	16,033
			Add: Investments in joint ventures and associates
147	127	141	Integrated Gas	457	543
(37)	60	(6)	Upstream	268	205
37	–	25	Marketing	75	48
13	37	76	Chemicals and Products	76	81
59	35	114	Renewables and Energy Solutions	103	205
3	1	1	Corporate	5	11
222	261	350	Total investments in joint ventures and associates	983	1,093
			Add: Investments in equity securities
–	–	–	Integrated Gas	–	–
12	–	–	Upstream	12	–
–	–	–	Marketing	–	–
–	–	–	Chemicals and Products	–	2
23	13	21	Renewables and Energy Solutions	45	68
3	–	19	Corporate	6	84
38	13	40	Total investments in equity securities	63	154
			Cash capital expenditure
1,236	1,151	1,099	Integrated Gas	3,429	3,000
1,974	1,829	2,007	Upstream	5,813	5,906
525	644	959	Marketing[1]	1,634	4,406
761	638	837	Chemicals and Products[1]	1,898	2,027
409	425	659	Renewables and Energy Solutions	1,272	1,655
45	32	87	Corporate	114	285
4,950	4,719	5,649	Total Cash capital expenditure	14,161	17,280
1.From January 1, 2024, onwards Wholesale commercial fuels has been reallocated from the Chemicals and Products segment to the Marketing segment. Comparatives for the third quarter 2023 and the nine months 2023 have been reclassified accordingly by $42 million and $133 million respectively for capital expenditure and cash capital expenditure to conform with current period presentation.
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3.Reconciliation of income for the period to CCS Earnings, Operating expenses and Total Debt
RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
4,291	3,517	7,044	Income/(loss) attributable to Shell plc shareholders	15,166	18,887
100	133	132	Income/(loss) attributable to non-controlling interest	314	215
4,391	3,650	7,176	Income/(loss) for the period	15,480	19,102
			Current cost of supplies adjustment:
668	137	(1,304)	Purchases	473	(275)
(162)	(36)	327	Taxation	(114)	60
(2)	(5)	(47)	Share of profit/(loss) of joint ventures and associates	(35)	14
503	97	(1,024)	Current cost of supplies adjustment	324	(201)
			Of which:
477	89	(969)	Attributable to Shell plc shareholders	302	(162)
26	7	(55)	Attributable to non-controlling interest	22	(39)
4,894	3,747	6,152	CCS earnings	15,804	18,901
			Of which:
4,768	3,606	6,075	CCS earnings attributable to Shell plc shareholders	15,468	18,725
126	140	77	CCS earnings attributable to non-controlling interest	336	176
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
6,138	5,593	6,384	Production and manufacturing expenses	17,541	18,433
3,139	3,094	3,447	Selling, distribution and administrative expenses	9,208	9,811
294	263	267	Research and development	768	817
9,570	8,950	10,097	Operating expenses	27,517	29,062
RECONCILIATION OF TOTAL DEBT

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
September 30, 2024	June 30, 2024	September 30, 2023		September 30, 2024	September 30, 2023
12,015	10,849	10,119	Current debt	12,015	10,119
64,597	64,619	72,028	Non-current debt	64,597	72,028
76,613	75,468	82,147	Total debt	76,613	82,147
4.    Earnings per share
EARNINGS PER SHARE

Quarters				Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
4,291	3,517	7,044	Income/(loss) attributable to Shell plc shareholders ($ million)	15,166	18,887

			Weighted average number of shares used as the basis for determining:
6,256.5	6,355.4	6,668.1	Basic earnings per share (million)	6,350.3	6,792.5
6,320.9	6,417.6	6,736.7	Diluted earnings per share (million)	6,414.0	6,856.7
Shell plc            Unaudited Condensed Interim Financial Report            26

5.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH

	Number of shares	Nominal value ($ million)
At January 1, 2024	6,524,109,049	544
Repurchases of shares	(299,830,201)	(25)
At September 30, 2024	6,224,278,848	519
At January 1, 2023	7,003,503,393	584
Repurchases of shares	(357,368,014)	(30)
At September 30, 2023	6,646,135,379	555
At Shell plc’s Annual General Meeting on May 21, 2024, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €150 million (representing approximately 2,147 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 20, 2025, or the end of the Annual General Meeting to be held in 2025, unless previously renewed, revoked or varied by Shell plc in a general meeting.
6.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	2,815	2,815
Transfer from other comprehensive income	—	—	—	—	166	166
Repurchases of shares	—	—	25	—	—	25
Share-based compensation	—	—	—	(24)	—	(24)
At September 30, 2024	37,298	154	261	1,284	(14,870)	24,127
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(1,263)	(1,263)
Transfer from other comprehensive income	—	—	—	—	(111)	(111)
Repurchases of shares	—	—	30	—	—	30
Share-based compensation	—	—	—	(18)	—	(18)
At September 30, 2023	37,298	154	227	1,121	(19,029)	19,769
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
7.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2023, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2024, are consistent with those used in the year ended December 31, 2023, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2023 and September 30, 2024 is a decrease of $4,865 million for the current assets and a decrease of $2,754 million for the current liabilities.
Shell plc            Unaudited Condensed Interim Financial Report            27

The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	September 30, 2024	December 31, 2023
Carrying amount	51,022	53,832
Fair value¹	48,489	50,866
1.    Mainly determined from the prices quoted for these securities.
8. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income

Interest and other income

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
440	(305)	913	Interest and other income/(expenses)	1,042	2,207
			Of which:
619	616	618	Interest income	1,824	1,718
4	30	7	Dividend income (from investments in equity securities)	58	36
(154)	143	(75)	Net gains/(losses) on sales and revaluation of non-current assets and businesses	—	35
(189)	(1,169)	168	Net foreign exchange gains/(losses) on financing activities	(1,292)	(60)
159	74	195	Other	452	478

Net foreign exchange gains/(losses) on financing activities in the second quarter 2024 includes a loss of $1,104 million related to cumulative currency translation differences that were reclassified to profit and loss. The reclassification of these cumulative currency translation differences was principally triggered by changes in the funding structure of some of Shell's businesses in the United Kingdom. These currency translation differences were previously directly recognised in equity as part of accumulated other comprehensive income.
Depreciation, depletion and amortisation

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
5,916	7,555	5,911	Depreciation, depletion and amortisation	19,352	20,069
			Of which:
5,578	5,642	5,716	Depreciation	16,874	17,120
340	1,984	359	Impairments	2,706	3,438
(2)	(71)	(163)	Impairment reversals	(228)	(489)
Impairments recognised in the third quarter 2024 of $340 million pre-tax ($290 million post-tax) mainly relate to various assets in Marketing and Chemicals and Products. Impairments recognised in the second quarter 2024 of $1,984 million pre-tax ($1,778 million post-tax) mainly relate to Marketing ($1,055 million), Chemicals and Products ($690 million) and Renewables and Energy Solutions ($141 million). The impairment in Marketing principally relates to a biofuels facility located in the Netherlands, triggered by a temporary pause of on-site construction work. The impairment in Chemicals and Products relates to an Energy and Chemicals Park located in Singapore, due to remeasurement of the fair value less costs of disposal triggered by a sales agreement reached. Impairments recognised in the third quarter 2023 of $359 million pre-tax ($299 million post-tax) mainly relate to various assets in Renewables and Energy Solutions and Chemicals and Products.

Shell plc            Unaudited Condensed Interim Financial Report            28

Taxation charge/credit

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
2,879	3,754	4,115	Taxation charge/(credit)	10,237	11,891
			Of which:
2,834	3,666	4,115	Income tax excluding Pillar Two income tax	10,026	11,891
45	88	—	Income tax related to Pillar Two income tax	212	—
On June 20, 2023, the UK substantively enacted Pillar Two Model Rules, effective as from January 1, 2024.
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Consolidated Statement of Comprehensive Income
Currency translation differences

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
2,947	698	(1,460)	Currency translation differences	1,651	(1,174)
			Of which:
2,912	(406)	(1,469)	Recognised in Other comprehensive income	524	(1,181)
35	1,104	9	(Gain)/loss reclassified to profit or loss	1,127	7
Amounts reclassified to profit and loss in the second quarter 2024 relate to cumulative currency translation differences that were reclassified to income (refer to Interest and other income above).

Condensed Consolidated Balance Sheet
Retirement benefits

$ million
	September 30, 2024	December 31, 2023
Non-current assets
Retirement benefits	10,564	9,151
Non-current liabilities
Retirement benefits	7,110	7,549
Surplus/(deficit)	3,454	1,602
Amounts recognised in the Balance Sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis. The change in the net retirement benefit asset as at September 30, 2024, is mainly driven by an increase of the market yield on high-quality corporate bonds in the USA, the UK and Eurozone since December 31, 2023, partly offset by losses on plan assets.
Assets classified as held for sale

$ million
	September 30, 2024	December 31, 2023
Assets classified as held for sale	2,144	951
Liabilities directly associated with assets classified as held for sale	1,298	307
Assets classified as held for sale and associated liabilities at September 30, 2024 relate to an energy and chemicals park asset in Chemicals and Products in Singapore and various smaller assets. The major classes of assets and liabilities classified as held for sale at September 30, 2024, are Inventories ($1,273 million; December 31, 2023: $463 million), Property, plant and equipment ($544 million; December 31, 2023: $250 million), Decommissioning and other provisions ($634 million; December 31, 2023: $75 million) and Debt ($425 million; December 31, 2023: $84 million).
Shell plc            Unaudited Condensed Interim Financial Report            29

Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
(144)	2,027	(150)	Other	2,392	474
'Cash flow from operating activities - Other' for the third quarter 2024 includes $432 million of net inflows (second quarter 2024: $620 million net inflows; third quarter 2023: $630 million net outflows) due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America and $539 million in relation to reversal of currency exchange gains on Cash and cash equivalents (second quarter 2024: $96 million losses; third quarter 2023: $336 million losses). For the second quarter 2024 'Cash flow from operating activities - Other' also includes $1,104 million inflow representing reversal of the non-cash recycling of currency translation losses from other comprehensive income (refer to Interest and other income above).

Shell plc            Unaudited Condensed Interim Financial Report            30

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

Quarters				Nine months
Q3 2024	Q2 2024	Q3 2023	$ million	2024	2023
4,291	3,517	7,044	Income/(loss) attributable to Shell plc shareholders	15,166	18,887
100	133	132	Income/(loss) attributable to non-controlling interest	314	215
477	89	(969)	Add: Current cost of supplies adjustment attributable to Shell plc shareholders	302	(162)
26	7	(55)	Add: Current cost of supplies adjustment attributable to non-controlling interest	22	(39)
4,894	3,747	6,152	CCS earnings	15,804	18,901

Q3 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	4,894	2,631	2,289	760	341	(481)	(647)
Less: Identified items	(1,259)	(240)	(153)	(422)	(122)	(319)	(3)
Less: CCS earnings attributable to non-controlling interest	126
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	6,028
Add: Non-controlling interest	126
Adjusted Earnings plus non-controlling interest	6,153	2,871	2,443	1,182	463	(162)	(643)
Add: Taxation charge/(credit) excluding tax impact of identified items	3,571	949	2,413	322	(73)	(1)	(39)
Add: Depreciation, depletion and amortisation excluding impairments	5,578	1,369	2,691	564	862	86	6
Add: Exploration well write-offs	150	2	148
Add: Interest expense excluding identified items	1,173	49	183	13	14	2	912
Less: Interest income	619	5	8	—	25	—	581
Adjusted EBITDA	16,005	5,234	7,871	2,081	1,240	(75)	(346)
Less: Current cost of supplies adjustment before taxation	665			334	331
Joint ventures and associates (dividends received less profit)	(62)	(146)	(90)	51	63	61	—
Derivative financial instruments	133	(373)	47	98	88	(106)	380
Taxation paid	(3,028)	(814)	(2,074)	(241)	23	(33)	112
Other	(365)	(32)	(406)	275	107	(75)	(234)
(Increase)/decrease in working capital	2,665	(247)	(78)	792	2,131	(136)	204
Cash flow from operating activities	14,684	3,623	5,268	2,722	3,321	(364)	115

Shell plc            Unaudited Condensed Interim Financial Report            31

Q2 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	3,747	2,454	2,179	257	587	(75)	(1,656)
Less: Identified items	(2,669)	(220)	(157)	(825)	(499)	112	(1,080)
Less: CCS earnings attributable to non-controlling interest	140
Add: Identified items attributable to non-controlling interest	18
Adjusted Earnings	6,293
Add: Non-controlling interest	122
Adjusted Earnings plus non-controlling interest	6,415	2,675	2,336	1,082	1,085	(187)	(576)
Add: Taxation charge/(credit) excluding tax impact of identified items	3,947	940	2,312	359	297	(10)	49
Add: Depreciation, depletion and amortisation excluding impairments	5,642	1,375	2,750	548	867	95	6
Add: Exploration well write-offs	269	5	264	—	—	—	—
Add: Interest expense excluding identified items	1,149	44	166	10	23	1	904
Less: Interest income	616	—	(1)	—	30	(9)	595
Adjusted EBITDA	16,806	5,039	7,829	1,999	2,242	(91)	(213)
Less: Current cost of supplies adjustment before taxation	133			74	59
Joint ventures and associates (dividends received less profit)	(135)	96	(288)	(54)	46	64	—
Derivative financial instruments	713	(133)	9	7	304	607	(79)
Taxation paid	(3,448)	(1,039)	(1,955)	(17)	(186)	(138)	(113)
Other	(38)	(104)	(341)	(57)	263	180	20
(Increase)/decrease in working capital	(258)	324	484	153	(361)	225	(1,083)
Cash flow from operating activities	13,508	4,183	5,739	1,958	2,249	847	(1,468)

Shell plc            Unaudited Condensed Interim Financial Report            32

Q3 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	6,152	2,156	1,999	629	1,250	616	(497)
Less: Identified items	(149)	(375)	(238)	(12)	(213)	667	22
Less: CCS earnings attributable to non-controlling interest	77
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	6,224
Add: Non-controlling interest	77
Adjusted Earnings plus non-controlling interest	6,302	2,531	2,237	641	1,463	(51)	(519)
Add: Taxation charge/(credit) excluding tax impact of identified items	3,621	845	2,160	269	253	70	24
Add: Depreciation, depletion and amortisation excluding impairments	5,716	1,413	2,771	528	918	82	4
Add: Exploration well write-offs	186	35	151	—	—	—	—
Add: Interest expense excluding identified items	1,130	51	119	23	41	1	895
Less: Interest income	618	1	5	8	13	1	590
Adjusted EBITDA	16,336	4,874	7,433	1,453	2,661	101	(186)
Less: Current cost of supplies adjustment before taxation	(1,351)			(624)	(727)
Joint ventures and associates (dividends received less profit)	(13)	(40)	43	(19)	(19)	21	—
Derivative financial instruments	(2,549)	(454)	(20)	10	(375)	(1,407)	(304)
Taxation paid	(3,191)	(679)	(2,090)	(226)	54	(258)	8
Other	177	(44)	(57)	(485)	167	327	269
(Increase)/decrease in working capital	221	352	28	(960)	(354)	1,182	(27)
Cash flow from operating activities	12,332	4,009	5,336	397	2,862	(34)	(238)
Shell plc            Unaudited Condensed Interim Financial Report            33

Nine months 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	15,804	7,846	6,741	1,791	2,085	(3)	(2,656)
Less: Identified items	(4,569)	(1,379)	28	(1,255)	(1,078)	183	(1,069)
Less: CCS earnings attributable to non-controlling interest	336
Add: Identified items attributable to non-controlling interest	18
Adjusted Earnings	20,055
Add: Non-controlling interest	318
Adjusted Earnings plus non-controlling interest	20,373	9,225	6,712	3,046	3,163	(186)	(1,588)
Add: Taxation charge/(credit) excluding tax impact of identified items	11,642	2,885	7,247	1,039	562	(10)	(81)
Add: Depreciation, depletion and amortisation excluding impairments	16,874	4,154	8,169	1,647	2,599	287	18
Add: Exploration well write-offs	973	14	959
Add: Interest expense excluding identified items	3,485	136	518	35	54	4	2,737
Less: Interest income	1,824	5	17	1	69	(5)	1,736
Adjusted EBITDA	51,523	16,410	23,588	5,767	6,308	101	(650)
Less: Current cost of supplies adjustment before taxation	438			256	182
Joint ventures and associates (dividends received less profit)	(779)	(247)	(924)	89	165	138	—
Derivative financial instruments	1,153	(1,586)	53	66	(10)	2,479	152
Taxation paid	(9,092)	(2,320)	(5,832)	(432)	(182)	(415)	89
Other	(500)	(90)	(978)	612	(8)	75	(111)
(Increase)/decrease in working capital	(344)	352	827	153	(869)	570	(1,377)
Cash flow from operating activities	41,522	12,518	16,734	5,999	5,221	2,948	(1,898)
Shell plc            Unaudited Condensed Interim Financial Report            34

Nine months 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	18,901	5,325	6,388	2,832	3,310	3,361	(2,315)
Less: Identified items	(2,219)	(4,625)	(357)	314	(278)	2,778	(50)
Less: CCS earnings attributable to non-controlling interest	176
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	20,944
Add: Non-controlling interest	176
Adjusted Earnings plus non-controlling interest	21,120	9,951	6,746	2,518	3,588	583	(2,266)
Add: Taxation charge/(credit) excluding tax impact of identified items	11,553	2,773	6,720	808	558	345	349
Add: Depreciation, depletion and amortisation excluding impairments	17,120	4,300	8,358	1,479	2,667	303	13
Add: Exploration well write-offs	625	59	566	—	—	—	—
Add: Interest expense excluding identified items	3,504	110	372	40	39	3	2,941
Less: Interest income	1,718	2	13	8	33	5	1,657
Adjusted EBITDA	52,204	17,189	22,750	4,837	6,819	1,229	(619)
Less: Current cost of supplies adjustment before taxation	(261)			(94)	(167)
Joint ventures and associates (dividends received less profit)	(167)	32	(443)	85	85	72	2
Derivative financial instruments	(5,112)	(3,071)	—	(18)	225	(1,719)	(528)
Taxation paid	(10,108)	(2,843)	(6,455)	(478)	(197)	(350)	214
Other	82	(84)	(530)	23	284	304	85
(Increase)/decrease in working capital	4,462	2,700	342	(748)	(1,019)	4,713	(1,526)
Cash flow from operating activities	41,622	13,923	15,663	3,794	6,364	4,249	(2,372)
Shell plc            Unaudited Condensed Interim Financial Report            35

Identified Items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items. Identified items in the tables below are presented on a net basis.

Q3 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(154)	1	(2)	(110)	(19)	(20)	(3)
Impairment reversals/(impairments)	(338)	(6)	(3)	(195)	(120)	(14)	—
Redundancy and restructuring	(552)	(69)	(189)	(136)	(141)	(26)	10
Provisions for onerous contracts	(7)	—	—	(7)	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(602)	(252)	(13)	(78)	126	(385)	—
Other	(136)	—	(141)	(1)	(11)	16	—
Total identified items included in Income/(loss) before taxation	(1,789)	(327)	(348)	(526)	(165)	(430)	7
Less: total identified items included in Taxation charge/(credit)	(530)	(87)	(195)	(104)	(43)	(111)	10
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(129)	1	(6)	(84)	(15)	(23)	(2)
Impairment reversals/(impairments)	(288)	(4)	(2)	(179)	(92)	(10)	—
Redundancy and restructuring	(397)	(48)	(138)	(98)	(101)	(19)	7
Provisions for onerous contracts	(5)	—	—	(5)	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(456)	(213)	(3)	(56)	95	(279)	—
Impact of exchange rate movements and inflationary adjustments on tax balances	120	24	104	—	—	—	(8)
Other	(105)	—	(108)	—	(8)	12	—
Impact on CCS earnings	(1,259)	(240)	(153)	(422)	(122)	(319)	(3)
Impact on CCS earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(1,259)	(240)	(153)	(422)	(122)	(319)	(3)

Shell plc            Unaudited Condensed Interim Financial Report            36

Q2 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	143	2	131	(60)	(8)	79	—
Impairment reversals/(impairments)	(1,932)	(18)	(80)	(1,055)	(619)	(161)	—
Redundancy and restructuring	(211)	(9)	(56)	(69)	(30)	(45)	(2)
Provisions for onerous contracts	(17)	(3)	(14)	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	461	(102)	(29)	63	211	318	—
Other[1]	(1,271)	(130)	(168)	10	113	7	(1,103)
Total identified items included in Income/(loss) before taxation	(2,826)	(260)	(215)	(1,111)	(333)	198	(1,105)
Less: total identified items included in Taxation charge/(credit)	(157)	(40)	(58)	(286)	165	87	(25)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	135	1	114	(45)	(6)	71	—
Impairment reversals/(impairments)	(1,728)	(15)	(67)	(783)	(708)	(155)	—
Redundancy and restructuring	(147)	(6)	(33)	(50)	(23)	(33)	(1)
Provisions for onerous contracts	(14)	(3)	(11)	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	319	(98)	(7)	45	156	223	—
Impact of exchange rate movements and inflationary adjustments on tax balances	49	10	(4)	—	—	—	43
Other[1]	(1,284)	(111)	(148)	7	83	5	(1,122)
Impact on CCS earnings	(2,669)	(220)	(157)	(825)	(499)	112	(1,080)
Impact on CCS earnings attributable to non-controlling interest	18	—	—	—	18	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(2,687)	(220)	(157)	(825)	(517)	112	(1,080)
1.Corporate includes reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.
Shell plc            Unaudited Condensed Interim Financial Report            37

Q3 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(75)	6	23	(10)	3	(98)	—
Impairment reversals/(impairments)	(196)	—	(15)	(2)	(103)	(76)	—
Redundancy and restructuring	(20)	(3)	(4)	(5)	(4)	(2)	(3)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	258	(350)	38	(2)	(88)	659	—
Other	50	(25)	(236)	—	(97)	408	—
Total identified items included in Income/(loss) before taxation	17	(371)	(194)	(18)	(288)	891	(3)
Less: total identified items included in Taxation charge/(credit)	166	4	44	(6)	(75)	225	(25)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(68)	4	8	(7)	2	(76)	—
Impairment reversals/(impairments)	(167)	—	(12)	(1)	(79)	(75)	—
Redundancy and restructuring	(14)	(2)	(2)	(4)	(3)	(1)	(2)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	121	(340)	13	—	(59)	506	—
Impact of exchange rate movements and inflationary adjustments on tax balances	(51)	(13)	(62)	—	—	—	24
Other	29	(25)	(184)	—	(74)	312	—
Impact on CCS earnings	(149)	(375)	(238)	(12)	(213)	667	22
Impact on CCS earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(149)	(375)	(238)	(12)	(213)	667	22
Shell plc            Unaudited Condensed Interim Financial Report            38

Nine months 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	—	—	155	(185)	(35)	68	(3)
Impairment reversals/(impairments)	(2,498)	(32)	(179)	(1,254)	(917)	(116)	—
Redundancy and restructuring	(837)	(79)	(258)	(226)	(190)	(86)	3
Provisions for onerous contracts	(24)	(3)	(14)	(7)	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(1,221)	(1,421)	(44)	(9)	(79)	332	—
Other[1]	(1,281)	(126)	(271)	32	148	39	(1,103)
Total identified items included in Income/(loss) before taxation	(5,859)	(1,663)	(609)	(1,649)	(1,073)	238	(1,104)
Less: total identified items included in Taxation charge/(credit)	(1,290)	(284)	(638)	(394)	5	55	(35)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	2	—	118	(140)	(28)	54	(2)
Impairment reversals/(impairments)	(2,201)	(24)	(171)	(965)	(952)	(89)	—
Redundancy and restructuring	(597)	(55)	(179)	(163)	(139)	(63)	2
Provisions for onerous contracts	(19)	(3)	(11)	(5)	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(1,032)	(1,198)	(11)	(6)	(69)	250	—
Impact of exchange rate movements and inflationary adjustments on tax balances	573	8	512	—	—	—	53
Other[1]	(1,293)	(107)	(228)	24	110	30	(1,122)
Impact on CCS earnings	(4,569)	(1,379)	28	(1,255)	(1,078)	183	(1,069)
Impact on CCS earnings attributable to non-controlling interest	18	—	—	—	18	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(4,587)	(1,379)	28	(1,255)	(1,096)	183	(1,069)
1.Corporate includes reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.
Shell plc            Unaudited Condensed Interim Financial Report            39

Nine months 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	35	(1)	76	32	(12)	(59)	—
Impairment reversals/(impairments)	(2,952)	(2,274)	(199)	(49)	(300)	(130)	—
Redundancy and restructuring	(54)	—	(10)	(22)	(4)	(1)	(16)
Provisions for onerous contracts	(24)	—	—	—	(24)	—	—
Fair value accounting of commodity derivatives and certain gas contracts	939	(3,047)	387	66	77	3,455	—
Other	116	(25)	(445)	298	(119)	408	—
Total identified items included in Income/(loss) before taxation	(1,941)	(5,347)	(192)	324	(382)	3,672	(16)
Less: total identified items included in Taxation charge/(credit)	278	(722)	165	11	(104)	894	34
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	50	—	80	24	(9)	(45)	—
Impairment reversals/(impairments)	(2,284)	(1,700)	(188)	(50)	(227)	(119)	—
Redundancy and restructuring	(35)	—	(3)	(17)	(3)	(1)	(11)
Provisions for onerous contracts	(18)	—	—	—	(18)	—	—
Fair value accounting of commodity derivatives and certain gas contracts	52	(2,821)	106	60	75	2,632	—
Impact of exchange rate movements and inflationary adjustments on tax balances	8	(31)	78	—	—	—	(39)
Other	7	(74)	(431)	297	(96)	312	—
Impact on CCS earnings	(2,219)	(4,625)	(357)	314	(278)	2,778	(50)
Impact on CCS earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(2,219)	(4,625)	(357)	314	(278)	2,778	(50)
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b)
Shell plc            Unaudited Condensed Interim Financial Report            40

the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 4).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D.    Capital employed and Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Effective first quarter 2024, the definition of capital employed has been amended to reflect the deduction of cash and cash equivalents. In addition, the numerator applied to ROACE on an Adjusted Earnings plus non-controlling interest basis has been amended to remove interest on cash and cash equivalents for consistency with the revised capital employed definition. Comparative information has been revised to reflect the updated definition. Also, the presentation of ROACE on a net income basis has been discontinued, as this measure is not routinely used by management in assessing the efficiency of capital employed.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
Management believes that the updated methodology better reflects Shell’s approach to managing capital employed, including the management of cash and cash equivalents alongside total debt and equity as part of the financial framework.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million	Quarters
	Q3 2024	Q2 2024	Q3 2023
Current debt	10,119	12,114	8,046
Non-current debt	72,028	72,252	73,944
Total equity	192,943	192,094	190,237
Less: Cash and cash equivalents	(43,031)	(45,094)	(35,978)
Capital employed – opening	232,059	231,366	236,250
Current debt	12,015	10,849	10,119
Non-current debt	64,597	64,619	72,028
Total equity	189,538	187,190	192,943
Less: Cash and cash equivalents	(42,252)	(38,148)	(43,031)
Capital employed – closing	223,898	224,511	232,059
Capital employed – average	227,979	227,939	234,154
Shell plc            Unaudited Condensed Interim Financial Report            41

$ million	Quarters
	Q3 2024	Q2 2024	Q3 2023
Adjusted Earnings - current and previous three quarters (Reference A)	27,361	27,558	30,758
Add: Income/(loss) attributable to NCI - current and previous three quarters	376	409	275
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	56	(25)	(12)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	7	7	13
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	27,787	27,935	31,008
Add: Interest expense after tax - current and previous three quarters	2,698	2,650	2,685
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	1,392	1,395	1,179
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	29,093	29,190	32,514
Capital employed – average	227,979	227,939	234,154
ROACE on an Adjusted Earnings plus NCI basis	12.8%	12.8%	13.9%
E.    Net debt and gearing
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Gearing is a measure of Shell's capital structure and is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity).

$ million
	September 30, 2024	June 30, 2024	September 30, 2023
Current debt	12,015	10,849	10,119
Non-current debt	64,597	64,619	72,028
Total debt	76,613	75,468	82,147
Of which lease liabilities	25,590	25,600	27,854
Add: Debt-related derivative financial instruments: net liability/(asset)	1,694	2,460	3,116
Add: Collateral on debt-related derivatives: net liability/(asset)	(821)	(1,466)	(1,762)
Less: Cash and cash equivalents	(42,252)	(38,148)	(43,031)
Net debt	35,234	38,314	40,470
Total equity	189,538	187,190	192,943
Total capital	224,772	225,505	233,414
Gearing	15.7%	17.0%	17.3%

Shell plc            Unaudited Condensed Interim Financial Report            42

F.    Operating expenses and Underlying operating expenses
Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Q3 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	6,138	1,164	2,394	367	1,766	453	(6)
Selling, distribution and administrative expenses	3,139	(1)	(39)	2,408	453	209	110
Research and development	294	27	75	55	34	22	81
Operating expenses	9,570	1,190	2,430	2,830	2,253	684	185

Q2 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	5,593	1,050	2,219	320	1,573	422	10
Selling, distribution and administrative expenses	3,094	64	62	2,295	293	279	101
Research and development	263	32	61	47	37	24	62
Operating expenses	8,950	1,146	2,341	2,662	1,902	725	173

Q3 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	6,384	1,125	2,266	335	1,900	760	(1)
Selling, distribution and administrative expenses[1]	3,447	50	42	2,448	501	286	121
Research and development[1]	267	30	77	60	44	(26)	81
Operating expenses	10,097	1,204	2,384	2,843	2,444	1,021	201

Nine months 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	17,541	3,170	6,881	1,052	4,973	1,454	10
Selling, distribution and administrative expenses	9,208	125	80	6,891	1,166	646	300
Research and development	768	85	194	136	104	58	192
Operating expenses	27,517	3,380	7,156	8,079	6,243	2,158	501

Nine months 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	18,433	3,341	6,591	1,030	5,579	1,878	14
Selling, distribution and administrative expenses[1]	9,811	114	217	6,906	1,494	787	293
Research and development[1]	817	84	216	184	129	2	202
Operating expenses	29,062	3,540	7,024	8,120	7,201	2,667	509
1.From the first quarter 2024, Wholesale commercial fuels forms part of Mobility with inclusion in the Marketing segment (previously Chemicals and Products segment). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact between Marketing and Chemicals and Products segments (see Note 2). Also, from the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments (see Note 2).

Underlying operating expenses
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
9,570	8,950	10,097	Operating expenses	27,517	29,062
(552)	(210)	(19)	Redundancy and restructuring (charges)/reversal	(834)	(51)
(154)	(212)	(343)	(Provisions)/reversal	(366)	(376)
—	123	—	Other	252	—
(706)	(299)	(362)	Total identified items	(948)	(426)
8,864	8,651	9,735	Underlying operating expenses	26,569	28,635
G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
14,684	13,508	12,332	Cash flow from operating activities	41,522	41,622
(3,857)	(3,338)	(4,827)	Cash flow from investing activities	(10,723)	(12,080)
10,827	10,170	7,505	Free cash flow	30,799	29,542
194	769	259	Less: Divestment proceeds (Reference I)	1,988	2,477
—	—	(3)	Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	—
—	189	3	Add: Cash outflows related to inorganic capital expenditure[1]	251	2,316
10,633	9,590	7,246	Organic free cash flow[2]	29,062	29,381
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.

H.    Cash flow from operating activities and cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
14,684	13,508	12,332	Cash flow from operating activities	41,522	41,622
2,705	(954)	(3,151)	(Increase)/decrease in inventories	1,143	2,237
4,057	1,965	(1,126)	(Increase)/decrease in current receivables	5,827	13,105
(4,096)	(1,269)	4,498	Increase/(decrease) in current payables[1]	(7,314)	(10,881)
2,665	(258)	221	(Increase)/decrease in working capital	(344)	4,462
12,019	13,766	12,111	Cash flow from operating activities excluding working capital movements	41,867	37,160
1.To further enhance consistency between working capital and the Balance Sheet and the Statement of Cash Flows, from January 1, 2024, onwards movements in current other provisions are recognised in 'Decommissioning and other provisions' instead of 'Increase/(decrease) in current payables'. Comparatives for the third quarter 2023 and the nine months 2023 have been reclassified accordingly by $212 million and $40 million respectively to conform with current period presentation.

I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million	Nine months
Q3 2024	Q2 2024	Q3 2023		2024	2023
94	710	184	Proceeds from sale of property, plant and equipment and businesses	1,128	2,024
94	57	68	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	284	425
6	2	7	Proceeds from sale of equity securities	576	28
194	769	259	Divestment proceeds	1,988	2,477

CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Interim Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Interim Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report, refer to entities over which Shell plc either directly or indirectly has control. The term “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as the Russia-Ukraine war, and a significant cybersecurity breach; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, October 31, 2024. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s Net Carbon Intensity
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “Net Carbon Intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “Net Carbon Intensity” or NCI are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s Net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking Non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This Unaudited Condensed Interim Financial Report contains inside information.
October 31, 2024
The information in this Unaudited Condensed Interim Financial Report reflects the unaudited consolidated interim financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Sean Ashley, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
▪Cash and cash equivalents increased to $42.3 billion at September 30, 2024, from $38.1 billion at June 30, 2024.
▪Cash flow from operating activities was an inflow of $14.7 billion for the third quarter 2024, which included a positive working capital movement of $2.7 billion.
▪Cash flow from investing activities was an outflow of $3.9 billion for the third quarter 2024, mainly driven by capital expenditure of $4.7 billion.
▪Cash flow from financing activities was an outflow of $7.5 billion for the third quarter 2024, mainly driven by repurchases of shares of $3.5 billion, dividend payments to Shell plc shareholders of $2.2 billion and debt repayments of $1.3 billion.
▪Total current and non-current debt increased to $76.6 billion at September 30, 2024, compared with $75.5 billion at June 30, 2024. Total debt excluding lease liabilities increased by $1.2 billion. In the third quarter 2024, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $2.2 billion in the third quarter 2024, compared with $2.2 billion in the third quarter 2023.
▪Dividends of $0.3440 per share are announced on October 31, 2024, in respect of the third quarter 2024. These dividends are payable on December 19, 2024.
LIQUIDITY AND CAPITAL RESOURCES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024
▪Cash and cash equivalents increased to $42.3 billion at September 30, 2024, from $43.0 billion at September 30, 2023.
▪Cash flow from operating activities was an inflow of $41.5 billion for the nine months ended September 30, 2024, which included a negative working capital movement of $0.3 billion.
▪Cash flow from investing activities was an outflow of $10.7 billion for the nine months ended September 30, 2024, mainly driven by capital expenditure of $13.1 billion, interest received of $1.8 billion and proceeds from sale of property, plant and equipment and businesses of $1.1 billion.
▪Cash flow from financing activities was an outflow of $27.5 billion for the nine months ended September 30, 2024, mainly driven by repurchases of shares of $10.3 billion, debt repayments of $7.0 billion, and dividend payments to Shell plc shareholders of $6.6 billion.
▪Total current and non-current debt decreased to $76.6 billion at September 30, 2024, compared with $82.1 billion at September 30, 2023. Total debt excluding lease liabilities decreased by $3.3 billion and the carrying amount of lease liabilities decreased by $2.3 billion. In the nine months ended September 30, 2024, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $6.6 billion in the nine months ended September 30, 2024, compared with $6.2 billion in the nine months ended September 30, 2023.

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at September 30, 2024. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
September 30, 2024
Equity attributable to Shell plc shareholders	187,673

Current debt	12,015
Non-current debt	64,597
Total debt[A]	76,613
Total capitalisation	264,286
[A] Of the total carrying amount of debt at September 30, 2024, $50.7 billion was unsecured, $25.9 billion was secured. $45.5 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2023: $48.4 billion) and $3.9 billion (December 31, 2023: $3.8 billion) was issued by BG Energy Capital Plc, a 100%-owned subsidiary of Shell plc with $3.0 billion (December 31, 2023: $2.9 billion) of its debt guaranteed by Shell plc.